UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934

For the month of October, 2004

Cameco Corporation
(Commission file No. 1-14228)

2121-11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐                     Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                     No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index
SIGNATURE
Press Release

Exhibit Index

Exhibit No.	Description	Page No.
1.	Press Release dated October 26, 2004 and Quarterly Report for the third quarter ending September 30, 2004

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 26, 2004

Cameco Corporation
By:	“Gary M.S. Chad”
Gary M.S. Chad
Senior Vice-President, Governance, Legal and Regulatory Affairs, and Corporate Secretary

Listed TSX NYSE	Share Symbol CCO CCJ	web site address: www.cameco.com

2121 — 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201

Cameco Reports Higher Third Quarter Earnings

Saskatoon, Saskatchewan, Canada, October 26, 2004. . . . . . . . . . . . . . . .

Cameco Corporation today announced higher revenue and net earnings for the third quarter ended September 30, 2004, compared to the same period last year. All numbers are in Canadian dollars, unless otherwise stated.

Third Quarter

	Three Months	Three Months
	Ended	Ended	Change
Financial Highlights	Sept. 30/04	Sept. 30/03%
Revenue ($ millions)	313	232	35
Earnings from operations ($ millions)	32	13	146
Cash provided by operations ($ millions)	140	77	82
Net earnings ($ millions)	52	33	58
Earnings per share ($) basic	0.90	0.60	50
Earnings per share ($) diluted	0.87	0.59	47

Revenue rose 35% to $313 million during the quarter while net earnings increased 58% to $52 million.

The improvement in net earnings was primarily due to higher realized prices in the uranium and gold businesses as well as significantly higher gold production.

Quarter over quarter, rising uranium spot prices increased the average realized price Cameco receives on its mix of uranium sales contracts by 14%. Spot prices ended the quarter at a 20-year high of $20.00 (US) per pound of uranium.

At Bruce Power, pre-tax earnings attributable to Cameco declined 24% to $28 million in the third quarter compared to the same period last year due to higher costs associated with scheduled outages as well as lower proprietary adjustments made to reflect Bruce Power’s contribution to Cameco’s earnings.

Bruce Power’s capacity factor in the third quarter of 2004 was 85% compared to 94% in the same period of 2003. The lower capacity factor reflects the scheduled outages during that period, including the vacuum building outage.

During the third quarter of 2004, output at Bruce Power increased 34% to 8.7 terawatt hours compared to the same quarter last year. This was largely because six reactors were in operation compared to four in the 2003 period. The increased revenue resulting from higher output was offset by the costs associated with the unit outages mentioned above.

In Cameco’s conversion business, the scheduled Port Hope summer vacation and maintenance shutdown, followed by a seven-week strike, meant that there was no production in the third quarter. Deliveries during the quarter were filled from inventory and revenue was stable at $34 million. Earnings before taxes were essentially nil during the period as all costs were expensed during the strike. The labour dispute has been settled with the UO2 plant restarting in early October and the UF6 plant resumed operations on October 24 and is ramping up to normal production.

For Cameco’s gold subsidiary, Centerra Gold Inc. (Centerra), revenue increased by $87 million to $115 million quarter over quarter due to:

•	Additional sales volume from the Boroo mine which began commercial production on March 1, 2004.

•	A 28% increase in the average realized gold price resulting from higher spot market prices.

•	The reorganization of Cameco’s gold assets into Centerra, which listed on the Toronto Stock Exchange on June 30, 2004, means that Cameco now fully consolidates the results of the Kumtor mine, based on a 53% interest in Centerra. Previously, the company recognized a one-third ownership of Kumtor.

Cameco’s financial results are affected by the US/Canadian dollar relationship. Cameco’s sales of uranium and conversion services are denominated mostly in US dollars, while its production of both is denominated primarily in Canadian dollars. The company attempts to provide some protection against exchange rate fluctuations by planned hedging activity designed to smooth volatility. Therefore, Cameco’s uranium and conversion revenues are partly sheltered against declines in the US dollar in the shorter term.

In 2004, most of the net inflows of US dollars are hedged with currency derivatives. Net inflows represent forecast uranium and conversion sales less expected outlays denominated in US dollars. For the uranium and conversion services businesses in the third quarter of 2004, the effective exchange rate, after allowing for hedging, was about $1.39 compared to $1.50 in the second quarter of 2004 and $1.45 in the third quarter of 2003. The rate variations are largely the result of the maturity date of hedging contracts. Results from the gold business are converted into Canadian dollars at prevailing exchange rates.

In the third quarter of 2004, Cameco recorded an after-tax gain of $6 million as a result of the underwriters of Centerra exercising their option to acquire additional Centerra shares at a price higher than Cameco’s book value.

Third quarter 2004 earnings also included an after-tax net gain of $5 million from a break fee following the unsuccessful offer to purchase an interest in the South Texas Project (STP), a nuclear generator. Other STP owners exercised their right of first refusal.

“Our businesses are performing well and our results are benefiting from higher uranium and gold prices,” said Jerry Grandey, president and CEO. “While we will not see significant effects from the rise in spot uranium prices for another year or so, the continuing dynamics of uranium supply and demand is positive for Cameco. This is a good time to be a growing nuclear energy company.”

Year to Date

	Nine Months	Nine Months	YTD
	Ended	Ended	Change
Financial Highlights	Sept. 30/04	Sept. 30/03%
Revenue ($ millions)	688	555	24
Earnings from operations ($ millions)	81	28	189
Cash provided by operations ($ millions)	169	171	(1)
Net earnings ($ millions)	156	175	(11)
Earnings per share ($) basic	2.74	3.12	(12)
Earnings per share ($) diluted	2.65	3.08	(14)

For the year-to-date ended September 30, 2004, revenue rose 24% to $688 million, compared to the same period in 2003. Net earnings declined 11% to $156 million. However, the 2003 period includes a one-time tax adjustment of $86 million reflecting a change in federal tax rates enacted in 2003. Excluding this amount, net earnings increased 75% to $2.74 per share.

Cash provided by operations was $169 million in the first nine months of 2004 compared to $171 million in the same period last year. The company’s net debt to capitalization ratio was 14% at September 30, 2004 compared to 21% at the end of 2003.

Outlook

In 2004, consolidated revenue is expected to exceed that reported in 2003 due largely to increased production and a higher realized price in the gold business. In the uranium business, revenue is likely to be marginally higher due to a stronger realized price, which is expected to offset reduced volumes. On a consolidated basis, the gross profit margin is projected to improve from the 20% reported in 2003.

Revenue in the fourth quarter of 2004 is expected to be about 15% higher than the third quarter reflecting higher volumes in uranium and higher prices in all business segments. Earnings from Bruce Power are expected to be lower than in the third quarter due to reduced output resulting from the maintenance outages. For the remainder of 2004, the effective rate for income taxes is expected to be in the range of 15% to 20%. In the fourth quarter, as a result of the redemption of the preferred securities, Cameco will recognize the unamortized portion of the issue costs related to these securities in earnings, resulting in a charge of $4 million to net earnings.

Conference Call

Cameco invites you to join its third quarter conference call on Tuesday, October 26, 2004 from 5:30 p.m. to 6:30 p.m. Eastern time (3:30 p.m. to 4:30 p.m. Saskatoon time).

The call will be open to all investors and the media. Members of the media will be invited to ask questions at the end of the call. In order to join the conference call on Tuesday, October 26, please dial (416) 695-9753 or (888) 789-0089 (Canada and US). An operator will put your call through. Alternatively an audio feed of the conference call will be available on the Web site at www.cameco.com by using Windows Media Player or Real Player software. See the link on the home page on the day of the call. Please pass this invitation to colleagues in your organization who have an interest in Cameco.

A recorded version of the proceedings will be available:

•	on our Web site, www.cameco.com, shortly after the call, and

•	on post view until midnight on November 10, by calling (416) 695-5275 or (866) 518-1010

Additional Information

Additional information on Cameco, including its annual information form, is available on SEDAR at www.sedar.com and the company’s Web site at www.cameco.com.

Profile

Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium producer as well as a significant supplier of conversion services. The company’s competitive position is based upon its controlling ownership of the world’s largest high-grade reserves and low-cost operations. Cameco’s uranium products are used to generate clean electricity in nuclear power plants around the world including Ontario where the company is a partner in North America’s largest nuclear electricity generating facility. The company also explores for uranium in North America, Australia and Asia, and holds a majority interest in Centerra Gold Inc., the fifth largest North American-based gold producer.

– End –

For Further Information:

Investor & media inquiries:	Alice Wong	(306) 956-6337
Media inquiries:	Lyle Krahn	(306) 956-6316

For a more detailed discussion of Cameco’s third quarter results, please see the management’s discussion and analysis following this news release.

Third Quarter Management’s Discussion and Analysis

The following discussion of the financial condition and operating results of Cameco Corporation should be read in conjunction with the unaudited consolidated financial statements and notes for the period ending September 30, 2004.

HIGHLIGHTS

•	Net consolidated earnings rise on stronger gold and uranium results

•	Higher prices deliver uranium earnings increase

•	Higher prices and production result in increased gold earnings

•	Bruce Power earnings affected by costs related to the scheduled vacuum building outage

•	Conversion services seven-week strike results in higher costs but no lost revenue

	Three Months	Three Months	Nine Months	Nine Months	YTD
	Ended	Ended	Ended	Ended	Change
Financial Highlights	Sept. 30/04	Sept. 30/03	Sept. 30/04	Sept. 30/03%
Revenue ($ millions)	313	232	688	555	24
Earnings from operations ($ millions)	32	13	81	28	189
Cash provided by operations ($ millions)	140	77	169	171	(1)
Net earnings ($ millions)	52	33	156	175 (a)	(11)
Earnings per share ($) basic	0.90	0.60	2.74	3.12	(12)
Earnings per share ($) diluted	0.87	0.59	2.65	3.08	(14)
Net earnings before tax adjustments ($ millions)	52	33	156	89	75
Average uranium spot price for the period ($US/lb U3O8)	19.29	11.52	17.94	10.85	65
Average realized electricity price ($ per MWh)	45	45	46	49	(6)
Average Ontario electricity spot price ($ per MWh)	46	46	50	56	(11)
Average realized gold price for the period (US$/ounce)	398	312	380	315	21
Average spot market gold price for the period (US$/ounce)	401	363	401	354	13

Note: All dollar amounts are expressed in Canadian dollars unless otherwise stated.
(a)	Includes a non-recurring tax adjustment of $86 million ($1.54 per share) recorded in the second quarter 2003.

CONSOLIDATED FINANCIAL RESULTS

Consolidated Earnings

Third Quarter

For the three months ended September 30, 2004, net earnings increased to $52 million ($0.90 per share) from $33 million ($0.60 per share) in 2003. Improved earnings in the uranium and gold businesses were partially offset by reduced earnings from Bruce Power. The improvement in the uranium business was due primarily to a higher realized price, which was related to a significant increase in the spot market price for uranium. Earnings from the gold business benefited from higher production as a result of the commissioning of the Boroo gold mine as well as an improved realized price. Earnings from Bruce Power were slightly lower than the previous year due to costs associated with the vacuum building outage, which began in mid-September and required all four B units to be taken offline.

For more details on the uranium, conversion services, electricity and gold businesses, see “Business Segment Results” later in this report.

In the third quarter of 2004, Cameco’s earnings included an after-tax net gain of $5 million in the form of a break fee, which resulted from the unsuccessful effort to purchase an interest in the South Texas Project.

In the third quarter of 2004, the underwriters of the Centerra Gold Inc. (Centerra) IPO exercised their option to acquire an additional 1,875,000 shares of Centerra’s common shares, resulting in a dilution of Cameco’s interest from 54% to 53%. As a result, Cameco recorded an after-tax gain of $6 million in the quarter due to a selling price that was greater than book value.

In the third quarter of 2004, total costs for administration, exploration, interest and other were about $34 million, $12 million higher than 2003. Administration costs increased by $7 million due to higher costs associated with the restructuring of Centerra and increased stock compensation expenses. Exploration expenditures rose by $5 million due to increased gold exploration activity in Central Asia and the United States. Interest and other costs were similar to those of the third quarter of 2003.

The effective tax rate decreased to 12% in the third quarter from 34% in the same period of 2003 due to a higher proportion of earnings from gold, which are earned in lower tax jurisdictions.

Earnings from operations were $32 million in the third quarter of 2004 compared to $13 million in 2003. The aggregate gross profit margin increased to 21% from 15% in 2003.

Year to Date

For the first nine months of 2004, net earnings were $156 million ($2.74 per share) compared to $175 million ($3.12 per share) in 2003.

Excluding the $86 million tax adjustment recorded in 2003, net earnings for the first nine months of 2004 increased by $67 million ($1.18 per share) compared to 2003. This increase was attributable to improved results in the uranium and gold businesses as well as stronger performance at Bruce Power.

The improvement in the uranium business was due to a higher realized price, which was related mainly to the significant increase in the spot price for uranium. Earnings from Bruce Power benefited from a 41% increase in production as a result of the restart of the two A reactors. Results from the gold business improved due to increased production and a higher realized selling price.

In the first nine months of 2004, total costs for administration, exploration, interest and other were about $77 million, $16 million higher than 2003. Administration costs increased by $14 million due to a combination of higher costs in Centerra, increased stock compensation expenses and higher expenditures for quality and process enhancements. Exploration expenditures rose by $7 million due to increased exploration activity in both the gold and uranium businesses. Interest and other costs decreased by about $6 million due to higher investment income and reduced foreign exchange losses.

Excluding the tax adjustment, the effective rate for income taxes in 2004 decreased to 19% from 33% as a higher proportion of earnings came from gold, which were earned in lower tax jurisdictions.

Earnings from operations were $81 million compared to $28 million in 2003 and the aggregate gross profit margin increased to 23% from 17% in 2003.

Quarterly Consolidated Financial Results ($ millions except per share amounts)

	2004			2003				2002
Highlights	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue	313	242	132	272	232	220	103	271
Net earnings	52	65	39	30	33	104	37	24
Earnings per share (basic)	0.90	1.15	0.69	0.53	0.59	1.87	0.66	0.40
Cash from operations	140	(19)	49	74	77	33	52	14

Cash Flow

In the first nine months of 2004, Cameco generated cash from operations of $169 million compared to $171 million in 2003. This decrease of $2 million was primarily due to an increase in inventory levels, which more than offset the benefit of higher revenues. Inventory levels fluctuate due to the timing of sales deliveries.

Cameco’s cash from operations does not include its pro rata interest in Bruce Power’s operating cash flow of $141 million in 2004 compared to $118 million in 2003. Cameco accounts for this investment using the equity method and thus Bruce Power’s operating cash flows are not consolidated with Cameco’s. For further information, refer to note 2 of the unaudited interim consolidated financial statements and notes for the period ending September 30, 2004 (financial statements).

Balance Sheet

At September 30, 2004, total long-term debt was $529 million, a decrease of $68 million compared to December 31, 2003. At September 30, 2004, Cameco’s net debt to capitalization ratio was 14%, down from 21% at the end of 2003.

Effective January 1, 2004, Cameco changed its accounting policy for financial instruments. This change resulted in the preferred securities and convertible debentures being classified as debt rather than equity. See note 1 to the financial statements. Cameco has announced it will redeem the preferred securities on December 17, 2004.

Compared to the end of 2003, product inventories increased by $70 million as production and purchases of uranium exceeded sales during the first nine months of 2004. Of this increase, about $35 million was related to higher uranium inventory levels and about $20 million was due to an increase in unit costs for uranium. The remainder was related to higher gold inventory levels.

At September 30, 2004, the consolidated cash balance totalled $197 million. Centerra held approximately 80% of this amount.

Foreign Exchange Update

Cameco sells most of its uranium and conversion services in US dollars while most of its uranium and all of its conversion services are produced in Canada. As such, the company’s uranium and conversion services revenue is denominated mostly in US dollars, while its production costs are denominated primarily in Canadian dollars.

The company attempts to provide some protection against exchange rate fluctuations by planned hedging activity designed to smooth volatility. Therefore, Cameco’s uranium and conversion revenues are partly sheltered against declines in the US dollar in the shorter term.

In addition, Cameco has a portion of its annual cash outlays denominated in US dollars, including uranium and conversion services purchases, which provide a natural hedge against US currency fluctuations. While natural hedges provide cash flow protection against exchange rate fluctuations, the influence on earnings may be dispersed over several fiscal periods and is more difficult to identify.

During the quarter, the Canadian dollar strengthened against the US dollar from $1.3404 at June 30, 2004 to $1.2639 at September 30, 2004.

At September 30, 2004, Cameco had a foreign currency hedge portfolio of $549 million (US). These hedges are expected to yield an average exchange rate of $1.3618 ($0.73 US = $1.00 CDN). The net mark-to-market gain on these hedge positions was $49 million at September 30, 2004.

Timing differences between the settlement and designation of hedge contracts may result in deferred revenue or deferred charges. At September 30, 2004, deferred revenue totalled $25 million. The schedule for deferred revenue to be released to earnings, by year, is as follows:

	Sept. 30/04	2005	2006	2007
Deferred revenue ($ millions)	5	22	6	(8)

In 2004, most of the net inflows of US dollar are hedged with currency derivatives. Net inflows represent forecast uranium and conversion sales less expected outlays (denominated in US dollars). For the uranium and conversion services businesses in the third quarter of 2004, the effective exchange rate, after allowing for hedging, was about $1.39 compared to $1.50 in the second quarter of 2004 and $1.45 in the third quarter of 2003. Results from the gold business are converted into Canadian dollars at prevailing exchange rates.

For the remainder of 2004, every one-cent change in the US to Canadian dollar exchange rate would change net earnings by about $1 million (CDN). For 2005, every one-cent change in the US to Canadian dollar exchange rate would change net earnings by about $3 million (CDN).

Consolidated Outlook for 2004

In 2004, consolidated revenue is expected to exceed that reported in 2003 due largely to increased production and ownership as well as a higher realized price in the gold business. In the uranium business, revenue is likely to be marginally higher due to a stronger realized price, which is expected to offset reduced volumes. On a consolidated basis, the gross profit margin is projected to improve from the 20% reported in 2003.

Consolidated Outlook for the Fourth Quarter

Revenue in the fourth quarter of 2004 is expected to be about 15% higher than the third quarter reflecting higher volumes in uranium and higher prices in all business segments. Earnings from Bruce Power are expected to be lower than in the third quarter due to reduced output resulting from the current maintenance outages. For the remainder of 2004, the effective rate for income taxes is expected to be in the range of 15% to 20%. In the fourth quarter, Cameco will recognize the unamortized portion of issue costs related to the preferred securities in earnings, resulting in a charge of $4 million to net earnings.

BUSINESS SEGMENT RESULTS

Cameco’s results come from four business segments:

•	Uranium

•	Conversion services

•	Nuclear electricity generation

•	Gold

Uranium

Highlights

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	Sept. 30/04	Sept. 30/03	Sept. 30/04	Sept. 30/03
Revenue ($ millions)	163	170	378	385
Gross profit ($ millions)	25	21	59	46
Gross profit %	15	12	16	12
EBT* ($ millions)	20	18	48	37
Sales volume (lbs. thousands)	9,553	11,358	21,658	24,296
Production volume (lbs. thousands)	4,912	5,217	14,420	12,586

*	Earnings before taxes.

Uranium Earnings

Third Quarter

Revenue from the uranium business decreased by 4% to $163 million from $170 million in the third quarter of 2003 due to a 16% decline in sales volume. As the timing of deliveries of nuclear products within a calendar year is at the discretion of customers, Cameco’s quarterly delivery patterns can vary significantly.

The decline in deliveries was largely offset by an increase in the average realized price, which rose 18% in US dollars (but 14% in Canadian dollars) over the third quarter of 2003. The difference in the percentage price increase is due to a less favourable foreign exchange rate. The higher realized price was mainly the result of a higher uranium spot price, which averaged $19.29 (US) in the third quarter compared to $11.52 (US) in the third quarter of 2003, an increase of 67%.

The total cost of products and services sold, including depreciation, depletion and reclamation (DDR) was $139 million in the third quarter of 2004 compared to $149 million in 2003. This decrease was mainly due to the 16% decrease in sales volume for the quarter.

Earnings before taxes from the uranium business increased by $2 million in the third quarter of 2004 while the profit margin improved to 15% from 12% in 2003 due to the higher realized selling price.

Year to Date

Revenue from the uranium business decreased by 2% to $378 million from $385 million in 2003, due to lower deliveries, which were largely offset by an improved realized price. The higher realized price was the result of an increase in the uranium spot price, which averaged $17.94 (US) in the first nine months compared to $10.85 (US) in 2003, an increase of 65%. The benefit of the improved spot price was partially offset by lower prices on fixed-price contracts, contract price ceilings and a less favourable foreign exchange rate.

During the first nine months of 2004, the total cost of products and services sold, including DDR was $319 million compared to $339 million in 2003, reflecting an 11% decline in sales volume. On a per unit basis, the cost of product sold was about 5% higher than in the previous year. However, the cost of sales for 2003 included $24 million in rehabilitation costs due to the water inflow incident at McArthur River. Excluding these costs, the unit cost of sales rose by 13% due to higher costs for purchased uranium and higher production costs at Rabbit Lake.

Earnings before taxes from the uranium business increased by $11 million in the first nine months of 2004 and the profit margin improved to 16% from 12% in 2003.

Uranium Outlook for the Year

In 2004, Cameco’s uranium revenue is expected to be marginally higher than in 2003 as the effect of a projected 15% improvement in selling price is expected to be largely offset by lower deliveries. About one-third of uranium deliveries are expected to occur in the last quarter of the year.

Uranium margins are expected to improve to nearly 20% compared to the 15% reported in 2003, which included the expensing of the rehabilitation costs for McArthur River and the standby costs for Key Lake.

Uranium Outlook for the Fourth Quarter

For the fourth quarter of 2004, uranium revenue is projected to increase by about 25% over the third quarter as a result of higher deliveries. Cameco expects its average realized price, in Canadian dollars, will be about 10% greater than in the third quarter.

2004 Uranium Price Sensitivity Analysis

For deliveries in the fourth quarter of 2004, a $1.00 (US) per pound increase in the U3O8 spot price from its current level of $20.00 (US) per pound would increase revenue by about $1 million (CDN), whereas a $1.00 (US) per pound decrease would reduce revenue by about $2 million (CDN). Please see uranium price sensitivity discussion below.

Uranium Price Sensitivity Analysis (2005 & 2006)

As previously disclosed, many of the company’s uranium contracts were signed years ago when spot prices were much lower. As a result, these contracts have pricing terms that limit the benefit of spot price increases experienced to date.

The following table indicates the approximate percentage of targeted sales volume that will be impacted by further increases in the spot price above $20 (US) per pound U3O8. As shown in the table below, the proportion of targeted sales that is sensitive to further increases in the spot price grows significantly in 2006.

	% Sales Target
	2005	2006
Price Insensitive[1]	91%	65%
Price Sensitive[2]	9%	35%

1 fixed-price contracts and market-related contracts not sensitive to increases in the spot price above $20 (US)

2 market-related contracts plus uncommitted volumes

Cameco expects that a $1.00 (US) increase in the spot price from $20.00 (US) per pound would increase 2005 net earnings by $2 million (CDN) or $0.04 per share. This sensitivity assumes that one US dollar is equivalent to $1.36 Canadian after allowing for hedging.

Given the level of sales targeted each year (32 million pounds in 2004), the company is continually in the market signing new contracts for deliveries beginning in two to three years. About 25% to 30% of the current contract portfolio rolls off each year, and is therefore replaced in large part with contracts that were entered into in the last two to three years. During this period of rapidly increasing prices, the company has continued to enter into new contracts.

It is also important to note that over the past several years, Cameco’s strategy was to ensure adequate cash flow in the near term with a mix of market-related and fixed-price contracts. At the same time, it sought to limit sales commitments beyond 2006, given the then prevailing market conditions, contracting terms and the company’s expectations about future prices.

For the present, Cameco continues to target a sales portfolio where 60% of the contracts have prices that reference the spot price near the time of delivery and 40% have fixed/base-escalated prices. The new fixed/base price contracts generally reflect longer-term prices at the time of contract award. Therefore, in the coming years, Cameco’s contract portfolio will be positively impacted by these higher fixed/base price contracts and have more upside potential under new spot-related contracts.

Uranium Market Update

Uranium Spot Market

The industry average spot price on September 30, 2004 was $20.00 (US) per pound U3O8, up 8% from $18.50 (US) at June 30, 2004. This compares to $12.23 (US) at the end of the third quarter of 2003.

Total spot market volume reported for the third quarter of 2004 was 3.5 million pounds U3O8, for a total year to date of 12.8 million pounds. The quarterly volume is similar to the 3.8 million pounds for the third quarter of 2003 and the year to date volume is down from the corresponding nine-month total at that time of 14.8 million pounds.

Spot demand in 2004 continued to be slightly lower than in 2003, as buyers with near-term requirements exercised upward volume flexibilities under existing contracts in an effort to avoid paying higher prices. The vast majority of transactions in the third quarter were conducted off-market as buyers attempted to minimize upward pressure on prices. Spot sellers are offering limited volumes, with over 75% of spot purchases made by suppliers (about 60% of which were producers). Many producers are buying to cover commitments, including additional volumes arising from customers exercising their rights to increase contract deliveries. In addition, spot suppliers are not aggressively placing the volumes they have, resulting in price increases throughout the quarter.

Uranium Long-Term Market

The long-term market in 2004 continued to be active in the third quarter and long-term contracting in 2004 is expected to be significantly higher than the estimated 75 million pounds U3O8 contracted in 2003.

The long-term price indicators, published by TradeTech and Ux Consulting Company, LLC, were at $23.00 (US) per pound U3O8 on September 30, 2004, up from $18.50 (US) and $19.00 (US) at the end of the second quarter.

US Highly Enriched Uranium (HEU) Update

The US Department of Energy has requested “Expressions of Interest” for the purchase of 15 to 17.4 tonnes of HEU (equivalent to about 7.6 million pounds U3O8 and 2,900 tonnes of conversion services) from their stockpile of HEU to be available to the market in approximately equal annual amounts from 2006 through 2009. A formal request for proposals may be issued by the US Department of Energy in the first quarter of 2005.

Uranium Operations Update

Uranium Production

Cameco's Share	Three Months	Three Months	Nine Months	Nine Months
of Production	Ended	Ended	Ended	Ended
(million lbs U3O8)	Sept. 30/04	Sept. 30/03	Sept. 30/04	Sept. 30/03
McArthur River/Key Lake	3.2	3.6	9.1	6.9
Rabbit Lake	1.2	1.1	3.8	4.2
Smith Ranch/Highland	0.3	0.3	0.9	0.9
Crow Butte	0.2	0.2	0.6	0.6

Total	4.9	5.2	14.4	12.6

McArthur River/Key Lake

Production at McArthur River/Key Lake totalled 4.5 million pounds for the third quarter of 2004. Cameco’s share is 3.2 million pounds.

The excess water inflow at McArthur River was successfully sealed off in July 2004. Total water inflow to the mine is less than 200 m3/hr, which is lower than it was before the water inflow incident.

McArthur River/Key Lake is on track to produce 18.5 million pounds for 2004 (Cameco’s share is 12.9 million pounds).

Both the McArthur River and Key Lake operating licences require renewal on October 31, 2004. The Canadian Nuclear Safety Commission (CNSC) approved the renewal of these licenses on October 25, 2004 and they are valid until October 31, 2008.

The CNSC has indicated that the proposed production capacity increase to 22 million pounds U3O8 per year will require a screening level environmental assessment (EA) under the Canadian Environmental Assessment Act. A hearing was held as scheduled on September 15, 2004 to review EA guidelines for the production capacity increase. The EA guidelines are currently under consideration by the commission. The company expects a decision from the CNSC in late 2005. If approval is received, Cameco expects it will take a couple of years to ramp up production. Cameco is developing a plan to determine the optimal sustainable production rate.

Rabbit Lake

Rabbit Lake produced 1.2 million pounds U3O8 during the third quarter of 2004 and is expected to produce 5.8 million pounds in 2004.

Prospects for additional reserves have been identified near the current mine. During the quarter, underground delineation drilling continued. The company has begun underground development in this area to establish a deeper exploration drift for further drilling later this year. It is anticipated that an estimate of the additional reserves will be available by year end.

Smith Ranch-Highland and Crow Butte

Smith Ranch-Highland and Crow Butte produced 0.5 million pounds during the third quarter of 2004. The operations are expected to produce 2.0 million pounds collectively for the year.

Uranium Projects Update

Cigar Lake

On July 7, 2004, the CNSC held the first of two hearings for the full construction licence at Cigar Lake. Following the hearing, the CNSC announced its decision to issue a licence to Cameco for construction of specific surface facilities at Cigar Lake. The licence is valid until January 31, 2005.

The second hearing for the full construction licence is scheduled for November 17, 2004. Assuming the full construction licence is obtained, the Cigar Lake partners will decide whether to proceed with development of the mine. Construction of the mine is expected to take up to 27 months, with uranium production possible in 2007. The anticipated annual production at full capacity is 18 million pounds. Cameco owns 50% of Cigar Lake. The Cigar Lake partners are updating the 2001 preliminary estimate of $350 million for project development. Given the recent price increases in steel products, scope changes and additional operational requirements mandated by regulation, the project cost is expected to increase by 25% to 30% over the initial estimate.

Inkai

The test mine at Inkai in Kazakhstan produced about 0.14 million pounds U3O8 during the third quarter of 2004 and is expected to produce 0.4 million pounds for the year. Cameco owns 60% of the Inkai project. The Inkai Joint Venture has notified the Kazakh government that it intends to increase Inkai production to 5.2 million pounds per year at full capacity, up from the previous estimate of 2.6 million pounds.

The Inkai Joint Venture partners have decided to proceed with construction of the Inkai in situ leach mine. The Inkai Joint Venture intends to submit an environmental assessment and a design plan for the commercial facility to Kazakh regulatory authorities in the coming months, with approval expected by mid-2005. Following approval, construction will begin with commercial production scheduled for 2007. The costs net of sales proceeds from Inkai production are capitalized until commercial production is achieved.

Uranium Exploration Update

Cameco’s uranium exploration division completed extensive field programs in both Saskatchewan and Australia during the third quarter. A total of 22 mid-stage projects were active, with diamond drilling on roughly half of these. Several targets were advanced as a result of favourable geology, structure and alteration.

More advanced surface exploration also took place at Cameco’s Rabbit Lake and McArthur River operations, where the targets are additional ore reserves, and at the advanced Cree Extension project. On Cree Extension, the Millenium zone, first encountered in 2000, continues to be evaluated with additional drilling. However, at this point there is not sufficient information to estimate a resource. The Millenium zone is located 40 kilometres northeast of Key Lake, and is owned by Cameco (42%), JCU Canada Exploration Ltd. (30%) and Cogema Resources Inc. (28%).

Conversion Services

Highlights

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	Sept. 30/04	Sept. 30/03	Sept. 30/04	Sept. 30/03
Revenue ($ millions)	34	34	98	95
Gross profit ($ millions)	—	2	22	22
Gross profit %	—	5	22	23
EBT ($ millions)	—	1	20	21
Sales volume (tU)	4,375	4,457	11,542	11,301
Production volume (tU)	—	1,876	7,060	9,214

Conversion Services Earnings

Third Quarter

In the third quarter of 2004, revenue from the conversion business was unchanged at $34 million compared to the same period in 2003 as a 2% decline in sales volume was offset by a modest increase in the realized price.

The total cost of products and services sold, including depreciation, depletion and reclamation (DDR) was $34 million in the third quarter of 2004 compared to $32 million in 2003. This increase was largely attributable to the labour dispute at the Port Hope conversion facility, which disrupted production in the quarter. Costs incurred during the period of the strike were charged to earnings. On a per unit basis, the cost of products and services sold increased by about 10% over the previous year.

Earnings before taxes from the conversion business decreased by $1 million. The gross profit margin decreased to 0% from 5% due to the labour dispute, which caused unit costs to increase compared to 2003.

Year to Date

Revenue from the conversion business rose marginally to $98 million from $95 million in 2003 due to a 2% increase in sales volumes.

The total cost of products and services sold, including DDR, was $76 million in the first nine months of 2004 compared to $73 million in 2003. This increase was attributable to the higher deliveries and the expensing of costs incurred during the labour dispute.

Earnings before taxes from the conversion business decreased by $1 million in the first nine months of 2004 and the profit margin dipped to 22% from 23% in 2003.

Conversion Services Outlook for the Year

Revenue from the conversion business is likely to be marginally higher than in 2003 due to a small increase in deliveries. The realized price is expected to be similar to 2003. Production for 2004 is now projected to be about 10,100 tonnes, down from previous projections of 12,500 tonnes. As a result, unit costs are expected to be higher than in previous years impacting the profit margin for conversion services.

Conversion Services Outlook for the Fourth Quarter

For the fourth quarter of 2004, conversion revenue is projected to be higher than the third quarter. Profit margins are expected to be higher than in the third quarter due to the resumption of normal operations following the labour dispute.

Conversion Services Price Sensitivity Analysis

The majority of conversion sales are at fixed prices. In the short term, Cameco’s financial results are relatively insensitive to changes in the spot price for conversion. The new fixed-price contracts generally reflect longer-term prices at the time of contract award. Therefore, in the coming years, Cameco’s contract portfolio will be positively impacted by these higher fixed price contracts.

UF6 Conversion Market Update

The industry average spot market price (TradeTech and Ux) for North American uranium conversion services increased to $9.00 (US) per kgU at September 30, 2004, up from $7.75 (US) at June 30, 2004. This compares to $4.85 (US) per kgU at the end of the third quarter of 2003. In Europe, the industry average spot conversion price increased by $0.87 (US) to $10.00 (US) from the end of June 2004.

Conversion Services Operations Update

Production

There was no conversion production during the third quarter of 2004. This was due to the Port Hope plant being closed to conduct its annual maintenance and summer vacation program, followed by a labour dispute.

For the first nine months of 2004, production totalled 7,060 tonnes of uranium.

Labour Dispute Resolved

On September 14, 2004, about 200 hourly employees at Cameco’s Port Hope conversion facility accepted a three-year contract offer. The employees, represented by two locals of the United Steelworkers of America, voted 62% in favour of the contract offer. They had been on strike since midnight July 28, 2004.

Normal work resumed on September 16, 2004, to complete the scheduled annual maintenance work and prepare the plant for resumption of production. All work is going as planned. The UO2 plant was restarted in early October and UF6 plant operations resumed on October 24, 2004 with the plant producing the first UF6 as it ramps up towards normal production.

During the strike, Cameco met sales obligations to customers by reducing its conversion inventory.

Nuclear Electricity Generation

Highlights

Bruce Power Limited Partnership (100% basis)

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	Sept. 30/04	Sept. 30/03	Sept. 30/04	Sept. 30/03
Output (terawatt hours)	8.7	6.5	26.1	18.6
Capacity factor (%)[1]	85	94	85	90
Realized price ($ per MWh)	45	45	46	49
($ millions)
Revenue	395	297	1,228	939
Operating costs	297	196	833	599
Earnings before interest and taxes	98	101	395	340
Interest	17	17	50	49
Earnings before taxes	81	84	345	291
Cash from operations	153	88	446	372
Capital expenditures (including sustaining capital)	71	108	250	400

[1]	Capacity factor for a given period represents the amount of electricity actually produced for sale as a percentage of the amount of electricity the plants are capable of producing for sale.

In the third quarter of 2004, Bruce Power generated cash from operations of $153 million compared to $88 million in the third quarter of 2003. For the first nine months of 2004, Bruce Power generated $446 million compared to $372 million during the same period in 2003.

Capital expenditures for the third quarter of 2004 totalled $71 million compared to $108 million during the same period in 2003. For the first nine months of 2004, capital expenditures were $250 million compared to $400 million in the first nine months of 2003. As previously reported, Bruce Power’s 2004 capital expenditure program is expected to total $400 million, of which $280 million is for improvements to the six operating reactors and infrastructure projects. The additional $120 million is anticipated for sustaining capital and site service support areas.

For the nine months ended September 30, 2004, Bruce Power’s operating cash flows exceeded capital expenditures by $196 million allowing for the repayment of $120 million of short-term debt. The remainder is expected to finance operating requirements.

Cameco’s Earnings from Bruce Power

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
($ millions)	Sept. 30/04	Sept. 30/03	Sept. 30/04	Sept. 30/03
Bruce Power’s earnings before taxes (100%)	81	84	345	291
Cameco’s share of pre-tax earnings before adjustments	26	27	109	79
Adjustments:
Sales contract valuation	4	6	15	15
Interest capitalization	—	4	2	9
Interest income on loan to Bruce Power	2	2	6	6
Fair value increments on assets	(4)	(2)	(13)	(6)
Pre-tax earnings from Bruce Power	28	37	119	102

Third Quarter

Earnings

For the third quarter, Bruce Power earnings before taxes declined slightly to $81 million from $84 million in 2003 due to higher operating costs associated with the vacuum building outage and from moving towards a six-unit operational site. Cameco’s pre-tax earnings from Bruce Power amounted to $28 million compared to $37 million in 2003.

Output

Bruce Power achieved a capacity factor of 85% in the third quarter of 2004 compared to 94% in the same period of 2003. The lower capacity factor in the third quarter of 2004 reflects the scheduled outages during that period. During the third quarter of 2004, the Bruce Power units generated 8.7 terawatt hours (TWh) of electricity. This output included 3.1 TWh from the two A units (A3 and A4), which were available for the full quarter. In the third quarter of 2003, all four B units were operational producing 6.5 TWh. The two A units were not operating in the third quarter of 2003.

On September 11, 2004, unit B6 was taken off line for its scheduled maintenance inspection and will remain off line for a total of three months. In addition, the CNSC requires all Candu operators to conduct a thorough examination of the vacuum building structure every 12 years. Since the vacuum building is a shared safety system, the remaining three B units were taken off line on September 18 so crews could check the integrity of the structure. The vacuum building inspection was expected to take about a month but was completed in 25 days. Two B units returned to service on October 11 and 13, while unit B5 will be kept off line for a short time due to a heat transport pump requiring additional maintenance. The repairs on B5 are expected to be complete by mid-November.

A unique safety feature of Candu reactors, the vacuum building is designed to prevent the release of radioactive material to the environment in the event of an accident. A large cylindrical structure, it is connected to the generating station by a pressure relief duct and kept at negative atmospheric pressure so any release of radioactive steam can be sucked into the vacuum building.

Throughout the vacuum building inspection, Bruce A Units 3 and 4 both operated at 100% capacity factors and continued to generate 1,500 MW of electricity.

Price

For the third quarter, Bruce Power’s revenue increased to $395 million from $297 million in 2003. This can be attributed primarily to the higher output noted above.

The realized price achieved from a mix of contract and spot sales averaged $45 per megawatt hour (MWh) during the third quarter of 2004; similar to the same period in 2003.

During the quarter, the Ontario electricity spot price averaged about $46 per MWh, the same as the third quarter of 2003.

To reduce its exposure to spot market prices, Bruce Power has a portfolio of fixed-price sales contracts. During the third quarter of 2004, about 45% of Bruce Power’s output was sold under fixed-price contracts compared to 66% in the same period in 2003.

Cameco provides guarantees to customers under these contracts of up to $123 million. At September 30, 2004, Cameco’s actual exposure under these guarantees was $53 million. In addition, Cameco provides financial assurances for other Bruce Power commitments, which totalled about $82 million at September 30, 2004.

Costs

Output was up 34% while operating costs (including depreciation and amortization) of $297 million were higher by almost 52% on a quarter-over-quarter basis. This was primarily as a result of the fact that six units, rather than four, are now operating with the resultant increase in staff and material costs. In the third quarter of 2003, staff costs related to the restart of two Bruce A reactors were capitalized to the project. In addition, depreciation costs and supplemental rent also increased on a quarter-over-quarter basis as a result of bringing the two Bruce A units into service.

About 95% of Bruce Power’s operating costs are fixed. As such, most of the costs are incurred whether the plant is operating or not. On a per unit basis, the operating cost in the third quarter of 2004 was $34 per MWh, 13% higher than in the third quarter of 2003. This increase was primarily due to costs and lost generation associated with the vacuum building outage.

Year to Date

Earnings

For the nine months ended September 30, 2004, Bruce Power earnings before taxes were $345 million compared to $291 million in 2003. The increase can be attributed to higher electricity generation in the first nine months of 2004 compared to the same period in 2003. Year to date, Cameco’s pre-tax earnings from Bruce Power amounted to $119 million compared to $102 million for the same period in 2003.

Output

For the first nine months of the year, the Bruce Power units achieved a total capacity factor of 85%, down from 90% in the same period last year. These units produced 26.1 TWh during the first nine months of the year, a 40% increase over the same period last year, reflecting the addition of the two A units as well as the 3% increase in net capacity on Bruce B Unit 6 achieved through fuel configuration that has increased output by approximately 40 MW.

Price

For the first nine months of 2004, generation revenue totalled $1,228 million, up 31% compared to the first nine months of 2003. During this period, Bruce Power’s realized price averaged $46 per MWh from a mix of contract and spot sales, an 8% decrease over the same period last year. The Ontario electricity spot price averaged about $50 per MWh during the first nine months of the year compared to $56 per MWh a year ago.

During the first nine months of 2004, about 47% of Bruce Power’s output was sold under fixed-price contracts compared to 63% in the same period in 2003.

Costs

For the first nine months of 2004, operating costs (including depreciation and amortization) were $833 million, 39% higher than the same period in 2003. This was primarily as a result of moving towards a six-unit operational site and the resulting increase in staff and material costs. In the first nine months of 2003, staff costs attributed to the Bruce A restart were capitalized to the project. In addition, depreciation costs and supplemental rent also increased year over year as a result of bringing the two Bruce A units into service.

About 95% of Bruce Power’s operating costs are fixed. As such, most of the costs are incurred whether the plant is operating or not. On a per unit basis, the year-to-date operating cost was $32 per MWh, similar to the first nine months in 2003.

Bruce Power Outlook for the Year

There are no further planned outages for Bruce Power’s reactors in 2004. The aggregate capacity factor for the year is now expected to reach 83%.

Bruce Power’s revenue is expected to increase in 2004 as six units will be in operation compared to four in 2003. Margins are also expected to be somewhat higher than in 2003. The improved margins depend upon successful completion of the planned outage and the spot price performance in the last quarter of the year.

Bruce Power Outlook for the Fourth Quarter

The planned month-long maintenance outage for all four B units has been completed with two of the three anticipated B units returning to service. Unit B5 will be out for a short unplanned outage as noted above, while the fourth unit (B6) remains in its maintenance outage as planned. This is expected to reduce fourth quarter output by about 10% compared to the third quarter. The benefit of an expected increase in the electricity spot price is likely to be offset by higher maintenance costs and lost revenue associated with the outage. Together, these factors are anticipated to decrease Bruce Power’s earnings in the fourth quarter compared to the third quarter.

Electricity Price Sensitivity Analysis

At the end of the quarter, about 40% of Bruce Power’s planned output for the remainder of 2004 was under fixed-price contracts. A $1.00 per MWh change in the spot price for electricity in Ontario would change Cameco’s after-tax earnings from Bruce Power by about $1 million.

Gold

Centerra Gold Inc.

Following the exercise of the over-allotment option by the underwriters, which closed on July 28, 2004, Centerra has 72.1 million common shares outstanding. Cameco Gold Inc., a wholly-owned subsidiary of Cameco, owns 38.0 million common shares or 53% of Centerra.

The operating results of the Kumtor Gold Company (Kumtor) have been fully consolidated as of June 22, 2004. Prior to that, Cameco proportionately consolidated its interest in Kumtor. Cameco also fully consolidates the results of Boroo, Centerra’s gold mine in Mongolia. Cameco adjusts for a 47% minority interest in Centerra, which reflects that share of earnings attributable to shareholders other than Cameco.

Financial Highlights

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	Sept. 30/04	Sept. 30/03	Sept. 30/04	Sept. 30/03
Revenue ($ millions)	115	28	212	75
Gross profit ($ millions)	42	12	77	22
Gross profit %	37	43	36	30
Selling price (US$/ounce)	398	312	380	315
Sales volume (ounces)[1]	217,595	63,303	414,755	158,398

[1]	Comprising one-third of Kumtor to June 22, 2004 and 100% thereafter.

Production Highlights

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	Sept. 30/04	Sept. 30/03	Sept. 30/04	Sept. 30/03
Kumtor (100%)[1]
Production (ounces)	166,805	207,128	518,627	469,875
Total cash cost[3] (US$/ounce)	192	160	185	200
Boroo (100%)[2]
Production (ounces)	68,773	—	151,426	—
Total cash cost[3] (US$/ounce)	135	—	135	—

[1]	Beginning in the third quarter of 2004, Cameco fully consolidates Kumtor’s results.
[2]	Commercial operations commenced March 1, 2004.
[3]	Total cash cost is a non-GAAP measure and is discussed under “Non-GAAP measures — Total cash costs”

Earnings from Gold

Third Quarter

In the third quarter of 2004, revenue generated in the gold business rose to $115 million from $28 million compared to the third quarter of last year due to the full consolidation of Kumtor’s results and to production from the Boroo mine, commissioned in 2004. The realized price for gold increased to $398 (US) in the quarter from $312 (US) per ounce in the same quarter last year, due to a reduced hedge level, which provided greater exposure to the higher spot price.

For the quarter, the gross profit margin for gold declined to 37% from 43% in 2003 due to higher cash costs at Kumtor, largely the result of lower production. On a 100% basis, Kumtor’s production was 19% lower at 166,805 ounces compared to 207,128 ounces in the previous year.

Production at the Kumtor mine decreased due to a lower ore grade that averaged 4.3 grams per tonne (g/t) compared to 5.2 g/t in 2003. Kumtor’s total cash cost per ounce increased to $192 (US) compared to $160 (US) in 2003 due to the decrease in production.

Production at Boroo continued to exceed expectations at 68,773 ounces. Output is higher than expected due primarily to higher ore grades than had been predicted by the ore reserve model. Boroo’s total cash cost per ounce was $135 (US) for the third quarter of 2004.

Year to Date

Revenue from the gold business increased to $212 million from $75 million compared to the same period last year, reflecting the full consolidation of Kumtor’s results since June 2004 as well as from production at the Boroo mine. A higher realized price for gold also added to revenues, increasing to $380 (US) in 2004 compared to $315 (US) in 2003 due to a reduced hedge level, which provided greater exposure to the higher spot price. The Canadian dollar revenues do not reflect this entire increase due to the strength of the Canadian dollar relative to last year.

Production at the Kumtor mine increased by 48,752 ounces (10%) due to a higher ore grade that averaged 4.6 g/t compared to 4.2 g/t in 2003. Kumtor’s total cash cost per ounce decreased to $185 (US) compared to $200 (US) in 2003 due to the increase in production.

Production at Boroo has totalled 151,426 ounces since commercial production was declared on March 1, 2004. Boroo’s total cash cost per ounce was $135 (US) for the first nine months of 2004.

The gross profit margin for gold rose to 36% in the first nine months of 2004 compared to 30% in 2003.

Gold Market Update

The average spot market gold price during the third quarter of 2004 was $401 (US), ending the quarter at $416 (US) per ounce. This compares to $396 (US) at June 30, 2004 and $388 (US) at the end of the third quarter of 2003.

As of the end of September, all forward sales agreements for Centerra have been closed and all credit support has been removed.

Timing differences between the settlement and designation of hedge contracts have resulted in deferred charges. At September 30, 2004, these deferred charges totalled $8 million (US).

Gold Outlook for the Year

At Kumtor, production is still expected to total 655,000 ounces due to a milling plan that calls for a mix of lower grade stockpiled ore and higher grade mine ore.

The 2004 forecast production for Boroo is now expected to be 245,000 ounces. This estimate includes pre-commercial production from January to February 2004 of 27,703 ounces.

Given the planned total production from the Kumtor and Boroo mines, greater revenue is expected compared to 2003, assuming gold prices remain near current levels. Profits are expected to improve as a result of increased production. Furthermore, Kumtor’s results are now fully consolidated, which will cause a significant increase in the amount of reported revenue.

Gold Outlook for the Fourth Quarter

For the fourth quarter of 2004, profits from the gold business are projected to decline compared to the third quarter as a result of lower production from the Kumtor and Boroo mines where ore grades are expected to be lower than in the third quarter.

Gold Price Sensitivity Analysis

For the remainder of 2004, gold sales are unhedged. A $10.00 (US) per ounce change in the gold spot price would change revenue by about $2.5 million (CDN), cash flow by about $2.4 million (CDN) and net earnings by about $1.2 million (CDN).

NUCLEAR INDUSTRY DEVELOPMENTS

United States

A report published in August 2004 by the University of Chicago under the sponsorship of the US Department of Energy has concluded that future nuclear power costs are competitive with both coal and natural gas generation once early plant costs are absorbed. The study states that the principal economic barrier to new nuclear plants are the costs associated with first-of-a-kind construction and federal financial policies could make construction of the first nuclear plants more competitive.

In the US, for the third consecutive year, nuclear was the lowest-cost electricity producer of base load electricity excluding hydro. Nuclear power production costs were marginally lower than coal and about one-third the cost of oil and gas.

Canada

The Canadian Energy Research Institute published a report in August 2004 that compares the lifetime costs of new base load generation in Ontario. One of the conclusions of the report was that refurbishment of existing nuclear units may be particularly attractive as it could be completed more rapidly than the construction of new plants.

The report also noted that the deployment of a twin ACR-700 nuclear reactor, including first-of-a-kind costs, is either the lowest-cost option or comparable with coal-fired generation when CO2 emissions costs are included. Deployment of later ACR-700s result in costs competitive with coal, even in the absence of CO2 emissions costs, as more units of the same design are built.

It further noted that gas-fired generation for base load supply looks unattractive due to anticipated increases in natural gas prices.

Europe

In Sweden, the government has announced that the Barseback 2 reactor will be closed in 2005, the second closure under its nuclear phase out program. This is a delay of approximately two years from the original phase out plan. This loss of about 600 megawatts equates to about 225,000 pounds U3O8 per year, but it is anticipated this demand will be replaced through uprates of other Swedish reactors by 2010.

China

Late in September 2004, China issued a call for bids for four new reactors at two different locations. The tender requested bids, within five months, on nuclear power plants between 1,000 and 1,500 megawatts each. Bid evaluation is expected to be complete by late 2005, but no construction dates were specified. These four units are in addition to the nine reactors currently operating, two reactors under construction, and four units in the planning stages. China now has 6,600 megawatts of nuclear generation in operation. China has stated that it wishes to increase generating capacity to 36,000 megawatts by 2020, which would involve adding an average of 2,000 megawatts per year between now and then.

LIQUIDITY AND CAPITAL RESOURCES

Changes in liquidity and capital resources during the third quarter included the following:

Credit Facilities

In the third quarter of 2004, Cameco prepaid an $8 million (US) equipment loan. On October 5, 2004, Cameco extended the terms of its revolving credit facilities by one year.

Commercial Commitments

During the quarter, commercial commitments declined 8% to $349 million from $381 million at June 30, 2004. Early closing of gold hedge positions reduced Cameco’s credit support obligations to counterparties under these arrangements by $18 million. Cameco is not providing any credit support for Centerra. Obligations to provide financial guarantees supporting Bruce Power decreased by $16 million while financial guarantees supporting Inkai increased by $2 million to the end of the quarter.

Credit Ratings

As of September 30, 2004, Cameco had the following ratings for its senior debt from third-party rating agencies:

•	Dominion Bond Rating Service Limited (DBRS) — “A (low)” with a stable outlook

•	Moody’s Investors Service — “Baa1” with a stable outlook

•	Standard & Poor’s (S&P) — “BBB+” with a stable outlook

Notice of Redemption of Cameco Preferred Securities

On October 25, 2004, Cameco’s board of directors approved the redemption of all $125 million (US) of outstanding 8.75% Preferred Securities for cash on December 17, 2004. The preferred securities are redeemable at a redemption price equal to 100% of the principal amount plus accrued and unpaid interest thereon to the date of redemption. In the fourth quarter, Cameco will recognize the unamortized portion of the issue costs in earnings, resulting in a charge of $4 million (CDN) to net earnings.

SHARE CAPITAL

At September 30, 2004, there were 57,497,423 common shares outstanding.

RELATED PARTY TRANSACTION

Cameco buys a significant amount of goods and services for its Saskatchewan mining operations from northern Saskatchewan suppliers to support economic development in the region. One such supplier is Kitsaki Management Limited Partnership. Harry Cook, a director of Cameco, is the chair of this company and is also the chief of Lac LaRonge Indian Band, which owns Kitsaki. In 2004 to the end of the third quarter, Cameco had paid Kitsaki subsidiary companies $16.4 million for transportation and catering services.

NON-GAAP MEASURES

In addition to disclosing results in accordance with the Canadian generally accepted accounting principles (GAAP), Cameco also provides supplementary non-GAAP measures as a method to evaluate the company’s operating performance.

Earnings Before Tax Adjustments

The measure “earnings before tax adjustments” excludes the effects of changes in Canadian federal tax legislation that was substantially enacted in June 2003. These changes affected taxation of resource sector earnings and resulted in Cameco recording a recovery of $86 million in the second quarter of 2003. Management believes the exclusion of this tax recovery provides a more meaningful basis for period-to-period comparisons of the company’s financial results.

Total Cash Cost

This MD&A presents information about total cash cost of production of an ounce of gold for the operating properties of Centerra. Except as otherwise noted, total cash cost per ounce is calculated by dividing total cash costs, as determined using the industry standard published by the Gold Institute, by gold ounces produced for the relevant period. The Gold Institute is a non-profit international association of miners, refiners, bullion suppliers and manufacturers of gold products, which has developed a standard format for reporting costs on a per ounce basis.

Total cash costs, as defined in the Gold Institute standard, include mine operating costs such as mining, processing, administration, royalties and production taxes, but exclude amortization, reclamation costs, financing costs and capital, development and exploration.

Total cash cost per ounce has been included because certain investors use this information to assess performance and also to determine the ability of Centerra to generate cash flow for use in investing and other activities. The inclusion of total cash cost per ounce enables investors to better understand year-on-year changes in production costs, which in turn affect profitability and cash flow.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

Statements contained in this news release, which are not historical facts, are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: volatility and sensitivity to market prices for uranium, electricity in Ontario and gold; the impact of the sales volume of uranium, conversion services, electricity generated and gold; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in reserve estimates; environmental and safety risks including increased regulatory burdens; unexpected geological or hydrological conditions; adverse mining conditions, political risks arising from operating in certain developing countries; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including trade laws and policies; demand for nuclear power; replacement of production and failure to obtain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; weather and other natural phenomena; ability to maintain and further improve positive labour relations; operating performance of the facilities; decrease in electrical production due to planned outages extending beyond their scheduled periods or unplanned outages; success of planned development projects; and other development and operating risks.

Although Cameco believes that the assumptions inherent in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this report. Cameco disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

INVESTOR INFORMATION

Common Shares CCO The Toronto Stock Exchange CCJ New York Stock Exchange Preferred Securities CCJPR New York Stock Exchange Convertible Debentures CCO.DB The Toronto Stock Exchange	Inquiries Cameco Corporation 2121 - 11th Street West Saskatoon, Saskatchewan S7M 1J3 Phone: 306-956-6200 Fax: 306-956-6318 Web: www.cameco.com	Transfer Agent CIBC Mellon Trust Company 320 Bay Street, P.O. Box 1 Toronto, Ontario M5H 4A6 Phone: 800-387-0825 (North America) Phone: 416-643-5500 (outside North America)

– End –

Cameco Corporation
Highlights
(Unaudited)

			(Restated)		(Restated)
		Three Months Ended		Nine Months Ended
		Sept 30/04	Sept 30/03	Sept 30/04	Sept 30/03
	Financial (in millions)
	Revenue	$313	$232	$688	$555
	Earnings from operations	32	13	81	28
	Net earnings	52	33	156	175
	Cash provided by operations	140	77	169	171
	Working capital (end of period)			594	545
	Net debt to capitalization			14%	23%

	Per common share
Net earnings	— Basic	$0.90	$0.60	$2.74	$3.12
	— Diluted	0.87	0.59	2.65	3.08
	Dividend	0.15	0.15	0.45	0.45
	Weighted average number of paid common shares outstanding (in thousands)	57,251	56,158	57,005	56,008

	Average uranium spot price for the period (US$/lb)	$19.29	$11.52	$17.94	$10.85

	Sales volumes
	Uranium (in thousands lbs U3O8)	9,553	11,358	21,658	24,296
	Uranium conversion (tU)	4,375	4,457	11,542	11,301
	Gold (troy ounces)	217,595	63,303	414,755	158,398
	Electricity (TWh)	2.8	1.3	8.3	4.6

Note: Currency amounts are expressed in Canadian dollars unless stated otherwise.

	Cameco’s	Three Months Ended		Nine Months Ended
Cameco Production	Share	Sept 30/04	Sept 30/03	Sept 30/04	Sept 30/03
Uranium production (in thousands lbs U3O8)
McArthur River	69.8%	3,175	3,606	9,062	6,900
Rabbit Lake	100.0%	1,215	1,107	3,862	4,165
Crow Butte	100.0%	210	202	618	615
Smith Ranch Highland	100.0%	312	302	878	906

Total		4,912	5,217	14,420	12,586

Uranium conversion (tU)	100.0%	—	1,876	7,060	9,214

Gold (troy ounces)
Kumtor [Note 1]	100.0%	166,805	69,043	284,078	156,625
Boroo [Note 2]	100.0%	68,773	—	151,426	—

Total		235,578	69,043	435,504	156,625

Note 1	— Cameco’s effective ownership interest in Kumtor was 33.3% for the first six months of 2004.

Note 2	— quantity reported for Boroo in 2004 excludes 27,703 ounces produced prior to declaration of commercial production.
— Cameco’s effective ownership interest in Boroo was 53% for the first nine months of 2004.

Cameco Corporation
Consolidated Statements of Earnings
(Unaudited)
(In Thousands)

		(Restated)		(Restated)
	Three Months Ended		Nine Months Ended
	Sept 30/04	Sept 30/03	Sept 30/04	Sept 30/03
Revenue from
Products and services	$313,198	$232,082	$687,806	$555,016

Expenses
Products and services sold	188,211	157,368	410,567	378,748
Depreciation, depletion and reclamation	57,966	39,629	119,488	86,311
Administration	18,202	11,009	47,188	32,727
Exploration	11,057	5,785	22,109	15,340
Research and development	445	376	1,341	1,291
Interest and other [note 5]	5,225	4,840	7,427	13,011
Gain on property interests	—	—	(1,000)	—

	281,106	219,007	607,120	527,428

Earnings from operations	32,092	13,075	80,686	27,588
Earnings from Bruce Power	28,166	36,552	119,163	102,127
Other income	15,825	650	19,795	1,102

Earnings before income taxes and minority interest	76,083	50,277	219,644	130,817
Income tax expense (recovery) [note 6]	8,960	17,180	42,384	(43,066)
Minority interest	15,354	(399)	20,802	(897)

Net earnings	$51,769	$33,496	$156,458	$174,780

Basic earnings per common share [note 7]	$0.90	$0.60	$2.74	$3.12

Diluted earnings per common share [note 7]	$0.87	$0.59	$2.65	$3.08

Cameco Corporation
Consolidated Statements of Retained Earnings
(Unaudited)
(In Thousands)

		(Restated)		(Restated)
	Three Months Ended		Nine Months Ended
	Sept 30/04	Sept 30/03	Sept 30/04	Sept 30/03
Retained earnings at beginning of period	$763,330	$614,257	$675,745	$489,735
Net earnings	51,769	33,496	156,458	174,780
Dividends on common shares	(8,586)	(8,444)	(25,690)	(25,206)

Retained earnings at end of period	$806,513	$639,309	$806,513	$639,309

See accompanying notes to consolidated financial statements

Cameco Corporation
Consolidated Balance Sheets
(Unaudited)
(In Thousands)

		(Restated)	(Restated)
	As At
	Sept 30/04	Dec 31/03	Sept 30/03
Assets
Current assets
Cash	$197,347	$84,069	$165,872
Accounts receivable	90,390	181,337	145,012
Inventories	386,399	316,435	279,754
Supplies and prepaid expenses	75,876	41,571	44,923
Current portion of long-term receivables, investments and other	3,132	54,866	29,718

	753,144	678,278	665,279

Property, plant and equipment	2,265,062	2,089,729	2,072,107
Long-term receivables, investments and other	723,354	608,977	611,216

	2,988,416	2,698,706	2,683,323

Total assets	$3,741,560	$3,376,984	$3,348,602

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$137,282	$159,266	$94,778
Dividends payable	8,608	8,444	8,445
Current portion of long-term debt	—	4,331	6,752
Current portion of other liabilities	4,652	1,563	147
Future income taxes	8,370	24,237	10,521

	158,912	197,841	120,643

Long-term debt	528,719	592,700	715,720
Provision for reclamation	167,256	150,444	144,979
Other liabilities	32,889	36,196	33,003
Future income taxes	552,963	508,879	475,375

	1,440,739	1,486,060	1,489,720

Minority interest	259,953	14,690	17,181

Shareholders’ equity
Share capital	737,446	708,345	690,426
Contributed surplus	509,922	505,400	504,669
Retained earnings	806,513	675,745	639,309
Cumulative translation account	(13,013)	(13,256)	7,297

	2,040,868	1,876,234	1,841,701

Total liabilities and shareholders’ equity	$3,741,560	$3,376,984	$3,348,602

See accompanying notes to consolidated financial statements

Cameco Corporation
Consolidated Statements of Cash Flows
(Unaudited)
(In Thousands)

		(Restated)		(Restated)
	Three Months Ended		Nine Months Ended
	Sept 30/04	Sept 30/03	Sept 30/04	Sept 30/03
Operating activities
Net earnings	$51,769	$33,496	$156,458	$174,780
Items not requiring (providing) cash:
Depreciation, depletion and reclamation	57,966	39,629	119,488	86,311
Provision for future taxes [note 6]	8,593	15,972	35,126	(46,619)
Deferred charges (revenues) recognized	(4,521)	3,941	(11,500)	7,967
Unrealized (gains) losses on derivatives	734	—	(3,623)	—
Stock-based compensation [note 8]	2,767	733	5,364	1,708
Gain on property interests	—	—	(1,000)	—
Earnings from Bruce Power	(28,166)	(36,552)	(119,163)	(102,127)
Equity in (gain) loss from associated companies	(182)	51	900	821
Other income	(8,596)	—	(12,310)	—
Minority interest	15,354	(399)	20,802	(897)
Other operating items [note 10]	44,244	20,104	(21,455)	48,862

Cash provided by operations	139,962	76,975	169,087	170,806

Investing activities
Acquisition of net business assets, net of cash acquired	—	—	(3,717)	—
Additions to property, plant and equipment	(41,032)	(39,793)	(87,532)	(115,235)
Increase in long-term receivables, investments and other	(1,869)	(2,858)	(4,015)	(288,592)
Proceeds on sale of property, plant and equipment	284	—	1,306	—

Cash used in investing	(42,617)	(42,651)	(93,958)	(403,827)

Financing activities
Decrease in debt	(53,352)	(124,152)	(58,527)	—
Increase in debt	—	—	—	142,000
Issue of shares	11,497	3,156	28,258	9,492
Issue of convertible debentures	—	223,032	—	223,032
Subsidiary issue of shares [note 9]	27,609	—	101,234	—
Dividends	(8,581)	(8,431)	(25,640)	(23,831)

Cash provided by (used in) financing	(22,827)	93,605	45,325	350,693

Increase in cash during the period	74,518	127,929	120,454	117,672
Exchange rate changes on foreign currency cash balances	(7,881)	(318)	(7,176)	(9,896)
Cash at beginning of period	130,710	38,261	84,069	58,096

Cash at end of period	$197,347	$165,872	$197,347	$165,872

Supplemental cash flow disclosure
Interest paid	$9,315	$9,500	$27,192	$27,406
Income taxes paid	$4,280	$1,309	$16,205	$10,226

See accompanying notes to consolidated financial statements

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)

1.	Accounting Policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting principles and methods of application as the most recent annual consolidated financial statements, except as noted below. The financial statements should be read in conjunction with Cameco’s annual consolidated financial statements included in the 2003 annual report. Certain comparative figures for the prior period have been reclassified to conform to the current period’s presentation.

(i)	Financial Instruments

Effective January 1, 2004, Cameco has adopted the amendments to CICA Handbook Section 3860 Financial Instruments. This change in accounting policy was applied retroactively and, accordingly, the consolidated financial statements of prior periods were restated. The amendments to this section address the balance sheet presentation of financial instruments as liabilities or equity. The cumulative effect of the change in policy on the balance sheet at December 31, 2003 was to increase long-term debt by $354 million, property, plant and equipment by $17 million, future income taxes by $7 million, retained earnings by $10 million and to decrease shareholders’ equity by $354 million. For the first nine months of 2003, the change in policy had a positive impact on net earnings of $1.8 million, which caused a $0.03 change in the basic net earnings and diluted earnings per share. The income statement was restated to reflect the reclassification of preferred securities charges of $6.6 million, increase the interest expense by $8.8 million and reduce income tax expense by $4.0 million. The cumulative effect of the change in policy on the balance sheet at September 30, 2003 was to increase long-term debt by $360 million, property, plant and equipment by $13 million, future income taxes by $5 million, retained earnings by $8 million and decrease shareholders’ equity by $360 million.

(ii)	Hedging Relationships

Effective January 1, 2004, Cameco adopted the new Canadian Accounting Guideline, Hedging Relationships which established new criteria for hedging relationships in effect on or after January 1, 2004. To qualify for hedge accounting, the hedging relationship must be appropriately documented and there must be reasonable assurance, both at the inception and throughout the term of the hedge, that the hedging relationship will be effective. Effectiveness requires a high degree of correlation of changes in fair values or cash flows between the hedged item and the hedge. The adoption of this accounting guideline had no material impact on the consolidated financial statements.

2.	Bruce Power

(a)	Summary Financial Information — Bruce Power Limited Partnership (100% basis)

(i)	Income Statements

	Nine Months Ended
(millions)	Sept 30/04	Sept 30/03
Revenue	$1,228	$939
Operating costs	833	599

Earnings before interest and taxes	395	340
Interest	50	49

Earnings before taxes	345	291

Cameco’s share (a)	109	78
Adjustments (b)	10	24

Cameco’s share of earnings before taxes	$119	$102

(a)	Cameco’s interest in Bruce Power earnings prior to February 14, 2003 was 15%. Subsequent to the acquisition of an additional 16.6% interest on February 14, 2003, Cameco’s share is 31.6%.

(b)	In addition to its proportionate share of earnings from Bruce Power, Cameco records certain adjustments to account for any differences in accounting policy and to amortize fair values assigned to assets and liabilities at the time of acquisition.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)

(ii)	Balance Sheets

(millions)	Sept 30/04	Dec 31/03
Assets
Current assets	$383	$290
Property, plant and equipment	2,162	2,032
Long-term receivables, and investments	173	201

	$2,718	$2,523

Liabilities and Partners’ Capital
Current liabilities	$151	$194
Long-term debt	1,137	1,244

	1,288	1,438
Partners’ capital	1,430	1,085

	$2,718	$2,523

(iii)	Cash Flows

	Nine Months Ended
(millions)	Sept 30/04	Sept 30/03
Cash provided by operations	$446	$372
Cash used in investing	(263)	(428)
Cash provided by (used in) financing	(111)	65

(b)	Financial Assurances

Cameco has provided the following financial assurances on behalf of the partnership, with varying terms that range from 2004 to 2018:

(i)	Licensing assurances to Canadian Nuclear Safety Commission of $24 million.

(ii)	Guarantees to customers under power sale agreements of up to $123 million. At September 30, 2004, Cameco’s actual exposure under these guarantees was $53 million.

(iii)	Termination payments to OPG pursuant to the lease agreement of $58 million.

3.	Long-Term Debt

The fair value of the outstanding convertible debentures based on the quoted market price of the debentures at September 30, 2004 was approximately $393 million.

4.	Share Capital

(a)	At September 30, 2004, there were 57,497,423 common shares outstanding.

(b)	Options in respect of 1,828,390 shares are outstanding under the stock option plan and are exercisable up to 2012. Upon exercise of certain existing options, additional options in respect of 99,900 shares would be granted.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)

5.	Interest and Other

		(Restated)		(Restated)
	Three Months Ended		Nine Months Ended
(thousands)	Sept 30/04	Sept 30/03	Sept 30/04	Sept 30/03
Interest on long-term debt	$10,203	$9,565	$30,128	$26,766
Other interest and financing charges	1,115	786	2,176	1,475
Interest income	(828)	(878)	(2,712)	(6,072)
Foreign exchange (gains) losses	79	360	(604)	3,379
Unrealized (gains) losses on derivatives	734	—	(3,623)	—
Capitalized interest	(6,078)	(4,993)	(17,938)	(12,537)

Net	$5,225	$4,840	$7,427	$13,011

6.	Income Tax Expense

		(Restated)		(Restated)
	Three Months Ended		Nine Months Ended
(thousands)	Sept 30/04	Sept 30/03	Sept 30/04	Sept 30/03
Current income taxes	$367	$1,208	$7,258	$3,553
Future income taxes	8,593	15,972	35,126	(46,619)

Income tax expense (recovery)	$8,960	$17,180	$42,384	$(43,066)

7.	Per Share Amounts

		(Restated)		(Restated)
	Three Months Ended		Nine Months Ended
	Sept 30/04	Sept 30/03	Sept 30/04	Sept 30/03
Basic earnings per share computation
Net earnings	$51,769	$33,496	$156,458	$174,780
Weighted average common shares outstanding	57,251	56,158	57,005	56,008

Basic earnings per common share	$0.90	$0.60	$2.74	$3.12

Diluted earnings per share computation
Net earnings	$51,769	$33,496	$156,458	$174,780
Dilutive effect of:
Convertible debentures	1,845	—	5,798	—

Net earnings, assuming dilution	$53,614	$33,496	$162,256	$174,780

Weighted average common shares outstanding	57,251	56,158	57,005	56,008
Dilutive effect of:
Convertible debentures	3,538	231	3,538	78
Stock options	905	662	723	649
Other stock-based arrangements	38	29	38	29

Weighted average common shares outstanding, assuming dilution	61,732	57,080	61,304	56,764

Diluted earnings per common share	$0.87	$0.59	$2.65	$3.08

Options whose exercise price was greater than the average market price were excluded from this calculation.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)

8.	Stock-Based Compensation

CICA Handbook Section 3870 establishes a fair value based method of accounting for stock-based compensation plans which Cameco adopted from January 1, 2003.

For the first nine months of 2004, Cameco has recorded compensation expense of $5.4 million with an offsetting credit to contributed surplus. This change in accounting policy was applied retroactively and, accordingly, the consolidated financial statements of prior periods were restated. For the first nine months of 2003, the change in policy had a negative impact on net earnings of $1.7 million, which caused a $0.03 change in the basic net earnings and diluted earnings per share. The income statement was restated to reflect an increase in the administration expense by $1.7 million. The cumulative effect of the change in policy on the balance sheet at September 30, 2003 was to increase contributed surplus by $1.7 million and decrease retained earnings by $1.7 million.

Cameco has applied the pro forma disclosure provisions of the standard to awards granted on or after January 1, 2002 but prior to January 1, 2003. The pro forma effect of awards granted prior to January 1, 2002 has not been included. The pro forma net earnings, basic and diluted earnings per share as a result of the grant of these options are:

		(Restated)		(Restated)
	Three Months Ended		Nine Months Ended
Stock-based compensation	Sept 30/04	Sept 30/03	Sept 30/04	Sept 30/03
Pro forma net earnings	$51,618	$33,133	$156,005	$173,690
Pro forma basic earnings per share	0.90	0.59	2.74	3.10
Pro forma diluted earnings per share	0.87	0.58	2.64	3.06

The fair value of the options issued was determined using the Black-Scholes option pricing model with the following assumptions:

	2004	2003
Number of options granted	644,750	633,900
Average strike price	$65.42	$36.04
Dividend	$0.60	$0.60
Expected volatility	37%	20%
Risk-free interest rate	3.3%	4.1%
Expected life of option	4 years	5 years
Expected forfeitures	15%	10%
Weighted average grant date fair values	$20.33	$7.53

9.	Restructuring of the Gold Business

(a)	Acquisition of 2/3 Interest in KGC

Pursuant to the the restructuring agreement between Cameco Gold Inc. (a wholly owned subsidiary of Cameco) and Kyrgyzaltyn, Centerra acquired an additional 2/3 interest in KGC, resulting in KGC becoming a wholly owned subsidiary of Centerra. The purchase price consisted of $11,000,000 (US) in cash, the contribution of a promissory note receivable and common shares of Centerra. The acquisition was accounted for using the purchase method and the results of operations are included, as to 100%, in the consolidated financial statements from June 22, 2004. Previously, Cameco Gold’s 1/3 interest was accounted for by the proportionate consolidation method.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)

The values assigned to the net assets acquired are as follows:

(thousands)
Cash and other working capital	$44,762
Property, plant and equipment	178,197
Subordinated debt	(31,220)

Net assets acquired	$191,739
Financed by:
Cash	$15,161
Note receivable from Kyrgyzaltyn	5,155
Settlement of shareholder subordinated loan	60,470
Common shares of Centerra	110,953

$191,739

(b)	Acquisition of Additional 43.7% in AGR Ltd.

Effective June 30, 2004, Centerra acquired an additional 43.7% interest in AGR, resulting in Centerra’s interest in AGR rising to 99.9%. The purchase price was satisfied through the issuance of Centerra common shares. The acquisition was accounted for as a step purchase and the results of operations are already included as it was already a consolidated subsidiary.

The values assigned to the net assets acquired are as follows:

(thousands)
Reduction of minority interest	$18,597
Mark-to-market loss on hedge contracts	(7,947)
Property, plant and equipment	30,423

Net assets acquired	$41,073

Financed by:
Common shares of Centerra	$41,073

(c)	Exchange of KGC Subordinated Debt

Effective June 30, 2004, Centerra exchanged common shares and cash in exchange for the subordinated debt of KGC.

(thousands)
Fair value of exchange amount:
Common shares issued	$27,979
Cash	18,980

46,959
Net book value of subordinated debt acquired	(40,932)

Loss on exchange of debt	$6,027

(d)	Initial Public Offering

Under its initial public offering, Centerra issued 5,000,000 common shares to the public on June 30, 2004 for net proceeds of $73,625,000 after deducting the underwriter’s fees of 5%. On July 28, 2004, the underwriters to the initial public offering of Centerra exercised their over-allotment option to acquire an additional 1,875,000 shares for net proceeds of $27,609,000.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)

(e)	Dilution Gain

The transactions noted above resulted in Cameco’s interest in Centerra being diluted. As a result of this dilution, Cameco recorded a gain of $20 million.

10.	Statements of Cash Flows

Other Operating Items

	Three Months Ended		Nine Months Ended
(millions)	Sept 30/04	Sept 30/03	Sept 30/04	Sept 30/03
Inventories	$28.7	$48.2	$(57.5)	$32.8
Accounts receivable	67.5	(9.5)	93.2	47.0
Accounts payable and accrued liabilities	(26.1)	(29.1)	(32.2)	(37.2)
Other	(25.9)	10.5	(25.0)	6.3

Total	$44.2	$20.1	$(21.5)	$48.9

11.	Commitments and Contingencies

An action against Cameco, Power Resources Inc. (PRI), and certain other parties was filed by Mountain West Mines Inc. (MWM) in the State of Wyoming, U.S.A.. The action alleges that PRI and the other defendants owe MWM royalties on uranium mined in the Powder River Basin of Wyoming (which encompasses the Highland and Smith Ranch operations) and sets forth a claim for unpaid royalties of approximately $6.4 million (US) plus interest, and a continuing royalty on uranium from operations within the Powder River Basin of approximately 4% of the selling price.

Management is of the opinion, after review of the facts with counsel, that PRI will prevail and, therefore, this action will not have a material impact on Cameco’s financial position, results of operations and liquidity.

12.	Subsequent Event

Redemption of preferred securities

On October 25, 2004, Cameco’s Board of Directors approved the redemption of all $125 million (US) of outstanding 8.75% preferred securities for cash on December 17, 2004. The preferred securities are redeemable at a redemption price equal to 100% of the principal amount plus accrued and unpaid interest thereon to the date of redemption. In the fourth quarter, Cameco will recognize the unamortized portion of the issue costs in earnings, resulting in a charge of $4 million (Cdn) to net earnings.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)

13.	Segmented Information

				(a)		(a)
For the three months ended September 30, 2004	Uranium	Conversion	Gold	Power	Subtotal	Adjustments	Total
Revenue	$163,474	$34,463	$115,261	$129,655	$442,853	($129,655)	$313,198
Expenses
Products and services sold	107,528	31,466	49,217	80,359	268,570	(80,359)	188,211
Depreciation, depletion and reclamation	31,287	2,897	23,782	17,774	75,740	(17,774)	57,966
Exploration	5,694	—	5,363	—	11,057	—	11,057
Research & development	—	445	—	—	445	—	445
Other	(1,188)	—	(6,768)	3,356	(4,600)	(3,356)	(7,956)
Earnings from Bruce Power	—	—	—	—	—	(28,166)	(28,166)
Non-segmented expenses	—	—	—	—	—	—	15,558

Earnings before income taxes	20,153	(345)	43,667	28,166	91,641	—	76,083
Income taxes							8,960
Minority interest							15,354

Net earnings							$51,769

				(a)		(a)
For the three months ended September 30, 2003	Uranium	Conversion	Gold	Power	Subtotal	Adjustments	Total
Revenue	$170,011	$33,595	$28,476	$99,615	$331,697	($99,615)	$232,082
Expenses
Products and services sold	118,809	28,055	10,504	55,142	212,510	(55,142)	157,368
Depreciation, depletion and reclamation	30,060	3,753	5,816	8,999	48,628	(8,999)	39,629
Exploration	3,956	—	1,829	—	5,785	—	5,785
Research & development	—	376	—	—	376	—	376
Other	(650)	—	—	(1,078)	(1,728)	1,078	(650)
Earnings from Bruce Power	—	—	—	—	—	(36,552)	(36,552)
Non-segmented expenses	—	—	—	—	—	—	15,849

Earnings before income taxes	17,836	1,411	10,327	36,552	66,126	—	50,277
Income taxes							17,180
Minority interest							(399)

Net earnings							$33,496

(a)	Consistent with the presentation of financial information for internal management purposes, Cameco’s pro rata share of Bruce Power’s financial results have been presented as a separate segment. In accordance with GAAP, this investment is accounted for by the equity method of accounting in these consolidated financial statements and the associated revenues and expenses are eliminated in the adjustments column.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)

13.	Segmented Information

				(a)		(a)
For the nine months ended September 30, 2004	Uranium	Conversion	Gold	Power	Subtotal	Adjustments	Total
Revenue	$377,968	$97,530	$212,308	$402,616	$1,090,422	($402,616)	$687,806
Expenses
Products and services sold	250,745	69,331	90,491	226,288	636,855	(226,288)	410,567
Depreciation, depletion and reclamation	68,098	6,586	44,804	49,029	168,517	(49,029)	119,488
Exploration	11,590	—	10,519	—	22,109	—	22,109
Research & development	—	1,341	—	—	1,341	—	1,341
Other	(779)	—	(11,192)	8,136	(3,835)	(8,136)	(11,971)
Earnings from Bruce Power	—	—	—	—	—	(119,163)	(119,163)
Non-segmented expenses	—	—	—	—	—	—	45,791

Earnings before income taxes	48,314	20,272	77,686	119,163	265,436	—	219,644
Income taxes							42,384
Minority interest							20,802

Net earnings							$156,458

				(a)		(a)
For the nine months ended September 30, 2003	Uranium	Conversion	Gold	Power	Subtotal	Adjustments	Total
Revenue	$384,583	$95,189	$75,244	$280,894	$835,910	($280,894)	$555,016
Expenses
Products and services sold	274,851	65,962	37,935	155,619	534,367	(155,619)	378,748
Depreciation, depletion and reclamation	63,889	7,323	15,099	24,115	110,426	(24,115)	86,311
Exploration	9,705	—	5,635	—	15,340	—	15,340
Research & development	—	1,291	—	—	1,291	—	1,291
Other	(1,102)	—	—	(967)	(2,069)	967	(1,102)
Earnings from Bruce Power	—	—	—	—	—	(102,127)	(102,127)
Non-segmented expenses	—	—	—	—	—	—	45,738

Earnings before income taxes	37,240	20,613	16,575	102,127	176,555	—	130,817
Income taxes							(43,066)
Minority interest							(897)

Net earnings							$174,780

(a)	Consistent with the presentation of financial information for internal management purposes, Cameco’s pro rata share of Bruce Power’s financial results have been presented as a separate segment. In accordance with GAAP, this investment is accounted for by the equity method of accounting in these consolidated financial statements and the associated revenues and expenses are eliminated in the adjustments column.